______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2019 and 2018
and for the Year Ended December 31, 2019,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Savings Plan
Falls Church, VA

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 15, 2020
We have served as the auditor of the Plan since at least 1994; however, an earlier year could not be reliably determined.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
$ in thousands	2019	2018
Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$27,592,306	$20,277,316
Investment in brokerage account—at fair value	2,102,790	1,625,900
Short-term investment fund—at fair value	698	681
Total investments	29,695,794	21,903,897
Receivables:
Notes receivable from participants	255,066	214,464
Employer contributions	146,003	62,517
Total receivables	401,069	276,981
Total assets	30,096,863	22,180,878
Liabilities:
Accrued expenses	1,632	1,298
Net assets available for benefits	$30,095,231	$22,179,580
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
$ in thousands	December 31, 2019
Additions:
Investment income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$5,061,869
Other investments:
Net appreciation in fair value of other investments	347,466
Dividends	55,704
Interest	6,707
Total investment Income	5,471,746
Interest income on notes receivable from participants	12,892
Contributions:
Participant contributions	1,058,554
Employer contributions	562,254
Rollover contributions	128,958
Total contributions	1,749,766
Total additions	7,234,404
Deductions:
Benefits paid to participants	2,231,127
Expenses	11,051
Total deductions	2,242,178
Increase in net assets before transfer into Plan	4,992,226
Transfer into Plan (Note 1)	2,923,425
Increase in net assets	7,915,651
Net assets available for benefits
Beginning of year	22,179,580
End of year	$30,095,231
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing and stock bonus plan that includes an employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company” or “Plan sponsor”). The Plan was established February 1, 1962. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
All of the Plan’s investments are participant directed. The Plan holds assets in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”), as well as a short-term investment fund at the Trustee, and participant-directed brokerage accounts held in the Fidelity Brokerage Services LLC BrokerageLink Account (“BrokerageLink Account”).
Eligibility
The Plan covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America (“U.S.”), are not covered under another plan, and whose pay is determined in accordance with the U.S Internal Revenue Code of 1986, as amended (the “Code”) and processed on a U.S. payroll system of the Company.
Contributions
Participant contributions are subject to certain limitations imposed by the Code. Contributions can be made on a tax-deferred (before-tax) basis, after-tax basis or to a Roth 401(k) on an after-tax basis, or a combination thereof through payroll withholdings. Participants may also contribute amounts representing benefit payments from certain pension plans sponsored by the Company and other qualified plans. An active participant may change the percentage of his or her contributions. First time eligible employees (newly hired, rehired, and certain transfers) are enrolled automatically into the Plan approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Contributions for those automatically enrolled in the Plan increase by one percent each year up to a maximum percentage specified by the Plan sponsor. Effective April 1, 2016, the automatic increase program was limited to pre-tax and Roth 401(k) contributions.
For employees hired before April 1, 2016, the Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 2% of eligible compensation	100%
Next 2% of eligible compensation	50%
Next 4% of eligible compensation	25%
Contributions over 8%	—
Certain employees (generally hired or rehired between July 1, 2008 and April 1, 2016), who meet the applicable Plan requirements, are also eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). Prior to 2019, the Company credited eligible participants with a RAC contribution each pay period. Effective January 1, 2019, the RAC contribution is generally made annually, after the end of each plan year, and with few exceptions, eligible participants must be employed by the Company on December 31 of the plan year to receive the contribution in the first quarter of the following year. For the year ended December 31, 2019, the Company made a $59.7 million RAC contribution which was remitted to the Plan in March 2020. The amount is generally determined as a percentage of eligible compensation in accordance with the following table:

Participant’s Age as of December 31, 2016	Percentage of Compensation
Under 35	3%
35 – 49	4%
50 or older	5%
Certain employees brought on as part of the June 2018 Orbital ATK, Inc acquisition, who were hired between January 1, 2007 and June 5, 2018, are also eligible to receive a Non-Elective Contribution ("NEC"). The NEC contribution is generally made annually, after the end of each plan year, and with few exceptions, eligible participants must be employed by the Company on December 31 of the plan year to receive the contribution in the first quarter of the following year. The NEC contribution ranges from 2.5% to 4.0% of eligible compensation based on age and years of service. For the year ended December 31, 2019, the Company made a $27.7 million NEC contribution to the Plan, which was remitted to the Plan in March 2020.
For most employees hired after April 1, 2016 and certain employees who did not previously participate in a Company sponsored pension plan, receive a RAC or a NEC, the Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 4% of eligible compensation	100%
For employees with less than 5 years of service:
Next 4% of eligible compensation	50%
Contributions over 8%	—
For employees with 5 or more years of service:
Next 6% of eligible compensation	50%
Contributions over 10%	—
Effective January 1, 2018, the Company may make discretionary profit sharing contributions that will be contributed to eligible employees' Plan accounts based on the Company's achievement of specified performance metrics. For the year ended December 31, 2019, the Company made a $58.6 million discretionary profit sharing contribution to the Plan, which was remitted to the Plan in February 2020.
Employer contribution receivables as of December 31, 2019 and 2018 represent amounts due to the Plan from the Company. These contributions were remitted to the Plan subsequent to year end.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with participant and Company contributions and an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are generally entitled to the net of these contributions, withdrawals and allocations to the extent of their vesting in the account.
Vesting
Plan participants are fully vested in the balance of their accounts from employee contributions and earnings thereon. Plan participants, other than participants covered under certain collective bargaining agreements, become fully vested in Company matching contributions, and earnings thereon, upon completion of three years of service. Plan participants who are eligible for RAC, NEC and discretionary profit sharing contributions fully vest in those Company contributions, and earnings thereon, upon completion of three years of service.
Investment Options
Upon enrollment in the Plan, each participant directs his or her employee and Company contributions to be invested in the investment funds described below. The investment funds are managed by professional investment managers appointed by Plan management.
Participants may generally change their investment elections daily. Existing account balances can generally be transferred daily between investment funds, subject to certain restrictions.

Contributions deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions. Plan transactions include contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: the number of units purchased to date and the current value of each unit.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium-sized U.S. company stocks. The fund’s objective is to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund invests in a range of fixed-income securities that mature, on average, in eight to ten years. The U.S. Fixed-Income Fund provides direct ownership of fixed income securities.
Stable Value Account (“Stable Value Account”) — Investments in the Stable Value Account primarily include guaranteed investment contracts (“GICs”), cash and cash equivalents. See Note 5 for further information on GICs.
Northrop Grumman Fund (“NG Stock Fund”) — The NG Stock Fund invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2025 Retirement Path, the 2030 Retirement Path, the 2035 Retirement Path, the 2040 Retirement Path, the 2045 Retirement Path, the 2050 Retirement Path, the 2055 Retirement Path and the 2060 Retirement Path.
The Plan also offers a participant-directed brokerage account. The brokerage account enables participants to invest in a range of investment options beyond the core investment options and retirement path funds offered by the Plan.
All funds may include common/collective trust (“CCT”) funds. These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include short-term investment funds.
Notes Receivable from Participants
Participants may borrow from their fund accounts in accordance with the Plan document, with loans of a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balance. Loans are secured by the balance in the participant's account and are issued at an interest rate set at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2019, participant loans were outstanding with maturities through 2034 and interest rates ranging from 3.25 percent to 11.5 percent. As of December 31, 2018, participant loans were outstanding with maturities through 2034 and interest rates ranging from 4 percent to 11.5 percent.

Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of his or her entire account balance (net of any outstanding loan balances). Otherwise, distributions generally begin on a participant's mandatory commencement date. Participants may roll over account balances to individual retirement accounts or another employer’s qualified retirement plan.
Distributions from the NG Stock Fund may be paid in cash, stock, or a combination of the two, depending on the participant’s election.
Withdrawals
A participant may withdraw all or a portion of his or her vested account in accordance with the Plan document, which provides for different rules for withdrawals based on whether or not the participant has reached age 59 1/2.
Forfeited Accounts
For the years ended December 31, 2019 and 2018, Plan forfeitures totaled $12.6 million and $11.3 million, respectively. Forfeited amounts may be used to reduce Company matching contributions or to offset Plan expenses. During the year ended December 31, 2019, employer matching contributions were reduced by $12.6 million due to forfeitures. No forfeitures were used to offset Plan expenses during 2019.
Plan Merger
Effective January 1, 2019, the Orbital ATK, Inc. 401(k) Plan (“Orbital ATK Plan”) merged into the Plan. In connection with the merger, participant account balances in the Orbital ATK Plan of approximately $2.9 billion were transferred to the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, U.S. equities, asset-backed securities, common/collective trust funds and a stable value account. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, and risks related to U.S. and foreign government stability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan measures the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include cash equivalents, short-term investment funds and U.S. equities.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include fixed-income securities based on broker quotes or model-derived valuations.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2019 and 2018.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of GICs held by the Plan through the Stable Value Account of the DC Master Trust, which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). Plan management provides direction and oversight of the valuation process. The fair value of Plan investments, including the underlying investments in the DC Master Trust and BrokerageLink Account, is determined as follows:
Investments in U.S. equity securities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the plan year. Investments in CCT funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. Short-term investment funds are valued at amortized cost, which approximates fair value. Fair values for other securities, including U.S. and foreign government, corporate debt, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or Plan management, as applicable).
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
In performing any valuations or calculations required of the Trustee, the Trustee relies on the prices provided by pricing sources, the investment managers, Plan management or the participant’s broker as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. The unrealized appreciation or depreciation is the aggregate difference between the current fair market value and the cost of investments.
Notes Receivable from Participants
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the Plan for investment management services of $2.8 million are presented as an offset to total investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $9.2 million and $4.9 million at December 31, 2019 and 2018, respectively. These amounts continue to accrue investment earnings (losses) until paid.

Accounting Standards Updates
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the Plan’s interest in the master trust. We adopted ASU 2017-06 on January 1, 2019 using the retrospective method. As a result, Note 3 was modified to disclose the Plan's interest in the DC Master Trust.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the impact of this ASU on the financial statements but does not expect the adoption to have a material impact.
3. INVESTMENTS
The Plan’s investments consist of a divided interest in investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.
The Plan's total divided interest represents 98 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2019 and 2018. The remaining assets in the DC Master Trust relate to the Northrop Grumman Financial Security and Savings Program.

The net assets of the DC Master Trust and the Plan's interest in Master Trust balances as of December 31, 2019 and 2018, are as follows:

	Master Trust Balances		Plan's Interest in Master Trust Balances

$ in thousands	2019	2018	2019	2018
Assets
At fair value:
Cash equivalents and short-term investment fund	$146,928	$265,773	$144,194	$260,228
U.S. equities	3,649,721	2,721,409	3,628,395	2,704,644
Common/collective trust funds	19,543,274	13,316,552	19,116,586	12,940,958
Fixed-income securities
U.S. and foreign government	453,014	389,996	445,330	382,642
Corporate debt	340,767	303,915	334,987	298,184
Asset-backed	355,846	345,724	349,810	339,205
Collateral held under securities lending agreements	382,503	520,250	376,015	510,440
Assets on loan to third-party borrowers	82,418	104,837	81,020	102,860
Total investments at fair value	24,954,471	17,968,456	24,476,337	17,539,161
At contract value:
Guaranteed investment contracts	3,579,634	3,318,654	3,507,099	3,246,996
Total investments at contract value	3,579,634	3,318,654	3,507,099	3,246,996
Receivable from broker for investments sold	969	155	950	151
Dividends, interest, taxes and other receivables	7,791	7,786	7,621	7,612
Total assets	28,542,865	21,295,051	27,992,007	20,793,920
Liabilities
Collateral held under securities lending agreements	382,503	520,250	376,015	510,440
Due to broker for securities purchased and other payables	24,096	6,323	23,686	6,164
Total liabilities	406,599	526,573	399,701	516,604
Net assets of the DC Master Trust	$28,136,266	$20,768,478	$27,592,306	$20,277,316
Investment income for the DC Master Trust for the plan year ended December 31, 2019, is as follows:

$ in thousands	2019
Investment income
Net appreciation of investments	$4,969,993
Interest	133,122
Dividends	58,474
Other income	2,084
Stock loan income	167
Investment manager fees	(2,885)
Total investment Income	$5,160,955
4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2019 and 2018, there were no investments expected to be sold at a value materially different than NAV.
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2019:

	2019
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$7,807	$139,121	$146,928
U.S. equities	3,649,721	—	3,649,721
Fixed-income securities
U.S. and foreign government	—	531,386	531,386
Corporate debt	—	344,813	344,813
Asset-backed	—	355,846	355,846
Collateral held under securities lending agreements	—	382,503	382,503
Common/collective trust funds valued using NAV as a practical expedient			19,543,274
Total DC Master Trust at fair value	$3,657,528	$1,753,669	$24,954,471
The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2019:

	2019
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$2,102,790	$—	$2,102,790
State Street Bank and Trust Company short-term investment fund	$—	$698	698
Total other Plan investments	$2,102,790	$698	$2,103,488
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2018:

	2018
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$1,319	$264,454	$265,773
U.S. equities	2,721,409	—	2,721,409
Fixed-income securities
U.S. and foreign government	—	484,883	484,883
Corporate debt	—	313,865	313,865
Asset-backed	—	345,724	345,724
Collateral held under securities lending agreements	—	520,250	520,250
Common/collective trust funds valued using NAV as a practical expedient			13,316,552
Total DC Master Trust at fair value	$2,722,728	$1,929,176	$17,968,456

The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2018:

	2018
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$1,625,900	$—	$1,625,900
State Street Bank and Trust Company short-term investment fund	—	681	681
Total other Plan investments	$1,625,900	$681	$1,626,581
There were no transfers of investments between levels during 2019 and 2018.
5. INTEREST IN GUARANTEED INVESTMENT CONTRACTS
Guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in guaranteed investment contracts (at contract value) totaled $3.6 billion and $3.3 billion, respectively, as of December 31, 2019 and 2018.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.
6. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the Fixed Income Fund and the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2019	2018
Underlying securities of guaranteed investment contracts	$292,269	$405,701
Fixed-income securities
U.S. and foreign government	78,372	94,887
Corporate debt	4,046	9,950
Total fixed-income securities	82,418	104,837
DC Master Trust Assets on loan to third-party borrowers	$374,687	$510,538

State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2019, cash and non-cash collateral associated with securities on loan totaled $79 million and $304 million, respectively. As of December 31, 2018, cash and non-cash collateral associated with securities on loan totaled $23 million and $497 million, respectively. All of the securities on loan are collateralized at more than 100%.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 10.6 million and 11.1 million shares of common stock of the Company with a fair value of $3.6 billion and $2.7 billion at 2019 and 2018, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.4 percent at 2019 and 2018. During 2019, the NG Stock Fund earned dividends of $56.0 million from its investment in Northrop Grumman Corporation common stock.
State Street affiliates managed $0.7 million of Plan assets held in a short-term investment fund as of December 31, 2019 and 2018. The Plan paid $0.6 million to the Trustee in fees during the year ended December 31, 2019.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of a Plan termination, the interests of all participants in their accounts would become 100 percent vested.
9. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated December 7, 2015, in which the Internal Revenue Service (the “IRS”) determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax exempt status. Management believes the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2019	2018
Net assets available for benefits per the financial statements	$30,095,231	$22,179,580
Less amounts allocated to withdrawing participants	(9,166)	(4,934)
Net assets available for benefits per Form 5500	$30,086,065	$22,174,646
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2019, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$2,231,127
Add amounts allocated to withdrawing participants at December 31, 2019	9,166
Less amounts allocated to withdrawing participants at December 31, 2018	(4,934)
Benefits paid to participants per Form 5500	$2,235,359
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2019 and 2018, but not yet paid as of that date.
11. SUBSEQUENT EVENTS
Coronavirus disease 2019 (“COVID-19”) was first reported in late 2019 and has since dramatically impacted the global health and economic environment, including millions of confirmed cases, business slowdowns or shutdowns, government challenges and market volatility. In March 2020, the World Health Organization characterized COVID-19 as a global pandemic, and the President declared a national emergency concerning the COVID-19 outbreak. The Company and global community are facing tremendous challenges, and Plan management cannot predict how this dynamic situation will evolve or estimate the impact it will have on the Plan’s net assets available for benefits, but the impact may be material.
In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. Among other provisions, the CARES Act provides temporary options for Plan participants with respect to certain Plan distributions and loans. Plan management has adopted and implemented certain provisions of the CARES Act and expects to make related Plan document amendments by the relevant deadline.

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NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$27,592,306
*	Fidelity Brokerage Services LLC	BrokerageLink Account	**	2,102,790
*	Plan Participants	Participant loans (maturing from 2020 to 2034 at interest rates ranging from 3.25 percent to 11.5 percent)	**	255,066
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	698
	Total			$29,950,860

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

Dated:	June 15, 2020	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chair, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report